

September 14, 2022

Joseph Babiak
Chief Executive Officer
Growth Stalk Holdings Corp
11991 N Highway 99
Seminole, OK 74868

> **Re: Growth Stalk Holdings Corp**
> **Post Qualification Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed September 6, 2022**
> **File No. 024-11847**

Dear Mr. Babiak:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed September 6, 2022

1-A: Item 2. Issuer Eligibility, page 1

1. We note that you have checked the issuer eligibility box in Item 2 of Part I of this filing; however, you have not filed with the Commission all reports required to be filed pursuant to Rule 257. Namely, you have not filed quarterly reports under the Exchange Act since the filing of your Form 8-A on June 21, 2022. Therefore, it does not appear that you are eligible to avail yourself of an exemption from registration pursuant to Regulation A at this time. Please amend your filing to include all required financial information and separately file the delinquent reports. Refer to Exchange Act Rule 13a-13 and the guidance provided in Securities Act Rules Compliance and Disclosure Interpretation 182.23.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Frederick M. Lehrer, Esq.